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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549


                            SCHEDULE 14D-9
                          (Amendment No. 35)

                 SOLICITATION/RECOMMENDATION STATEMENT

                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934


                            ITT CORPORATION

                       (Name of Subject Company)


                            ITT CORPORATION

                 (Name of Person(s) Filing Statement)


                      Common Stock, no par value
           (including the associated Series A Participating
             Cumulative Preferred Stock Purchase Rights)
                    (Title of Class of Securities)

                              450912 10 0
                 (CUSIP Number of Class of Securities)


                         RICHARD S. WARD, Esq.
                       Executive Vice President,
                General Counsel and Corporate Secretary
                            ITT Corporation
                      1330 Avenue of the Americas
                        New York, NY 10019-5490
                            (212) 258-1000

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        PHILIP A. GELSTON, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                        New York, NY 10019-7475
                            (212) 474-1000


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                             INTRODUCTION

          The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 61,145,475 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 8.  Additional Information to Be Furnished.

          The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:

          On September 22, 1997, Hilton filed a Reply Memorandum of Points and Authorities in Support of Motion for Injunctive Relief and in Opposition to ITT's Request for Declaratory Relief (the "September 22 Hilton Reply Memorandum"). A copy of the September 22 Hilton Reply Memorandum is filed as Exhibit 102 hereto and is incorporated herein by reference.

          On September 29, 1997, the Company announced the extension of its previously announced Equity Tender Offer. The Equity Tender Offer is now scheduled to expire at 5:00 p.m., New York City time, on Monday, October 6, 1997, unless extended. A copy of a press release announcing the extension of the Equity Tender Offer is filed as
Exhibit 103 hereto and is incorporated herein by reference.


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Item 9. Exhibits.

          The response to Item 9 is hereby amended by adding the following new Exhibits:


102. Hilton Reply Memorandum of Points and Authorities in Support of Motion for Injunctive Relief and in Opposition to ITT's Request for Declaratory Relief dated September 22, 1997.

103.      Text of Press Release issued by the Company dated
          September 29, 1997.





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                               SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                    ITT CORPORATION



                                    By   /s/ RICHARD S. WARD
                                         -------------------
                                    Name:  Richard S. Ward
                                    Title: Executive Vice President,
                                           General Counsel and
                                           Corporate Secretary


Dated as of September 30, 1997


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                             EXHIBIT INDEX


Exhibit                       Description                    Page No.
-------                       -----------                    --------

(102) Hilton Reply Memorandum of Points and Authorities in Support of Motion for Injunctive Relief and in Opposition to ITT's Request for Declaratory Relief
          dated September 22, 1997..........................

(103)     Text of Press Release issued by the Company dated
          September 29, 1997................................